UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Recent Developments

On November 11, 2019, Nasdaq Regulation requested information from Golden Bull Limited (the “Company”) in connection with a suspension of trading in the Company’s securities. The request and suspension resulted from the Company’s filing on October 31, 2019 of a Form 6-K, in which it disclosed, among other things, that:

“On October 31, 2019, the Pudong Branch of the Shanghai Public Security Bureau (“the Bureau”) announced on its website that it has completed its investigations against Shanghai Dianniu Internet Finance Information Service co., Ltd. (“Dianniu”), the Company’s variable interest entity, for suspected illegal collection of public deposits. The Bureau has taken criminal enforcement measures against 17 suspects in the case, detaining 6 suspects.”

The Company disclosed to Nasdaq that the reason for the shutdown of its P2P lending business in China and the ensuing investigation by the Bureau was because of a policy change of the Chinese Government. From 2015 to 2019, the guidance for this business from the government changed from supporting it, to limiting it, to finally shutting it down. This change has affected nearly 3,000 companies. Management of the Company believes, as set forth below, that it has taken the right steps since March 2018 to position the Company, in two different business opportunities, as follows.

The Company’s experience in car rental business

The Company’s P2P business was to facilitate loans exclusively to borrowers that provide an automobile as security to lenders. In this business, the Company accumulated extensive experience in the credit verification of customers, valuation of automobiles and decision making in the funding with borrowers. The Company believes these experiences are key to the car rental business, especially in the car financing lease business, which requires knowledge in credit assessment concerning automobiles.

When the Company was first listed on Nasdaq in 2018, the Company had entered the car rental business. The Company had a management meeting in April 2018 and registered a car rental company and hired employees regarding this business. Mr. Jianjun Zhong was hired as general manager for this business unit on April 18, 2018. Mr. Jianjun Zhong is very experienced in the car rental business. Prior to this, he served at Rongdao Company as general manager and constructed the whole operation system for the car rental business. The Company also promoted Mr. Hua Chen from director of risk control to vice general manager of car rental finance team to support the general manager. On March 6, 2018, the Company recruited Mr. Lei Zhang as vice general manager. Mr. Lei Zhang had 15 years in car rental business and helped the team build a 36-month marketing plan and recruiting plan. Management finished a series of business development agreements in order to commence operation.

As set forth above, the Company has spent quite some time and preparation for the car rental business including building a very experienced team in this business. Our car rental product is similar to the Company’s P2P car mortgage which is very familiar to the management. Thus, the Company has signed a purchase contract for 145 cars contingent on it obtaining the required finds.

Marketing plan

The Company plans to open 12 offices in China east coastal areas to promote its car rental business. The Company would rely on its sales team and network with experienced channels to promote its car rental business. For the year ended December 31, 2020, the Company expects to incur incentive and rebate expenses of $2.4 million to its sales team and channels.

Location of car rental business

The Company plans to conduct its car rental business through Shanghai Youwang, a subsidiary company registered in Chongming Shanghai. The business sites are mainly in Yangzi triangle area and Pearl triangle area including Zhejiang, Jiangsu, Anhui and Guangdong Provinces. The focused cities are Hangzhou, Taizhou, Suzhou, Wuxi, Guangzhou, Shenzhen, Zhuhai, Xiamen, Nanjing and Hefei.

The Company’s expertise in bitcoin business

Mr. Erke Huang, a member of the Board of Directors and CFO of the Company, is very experienced in bitcoin and bitcoin mining industry. Prior to joining the Company, he served as investment director in a venture capital fund in Shenzhen and invested in well-known blockchain technology projects. Mr. Erke Huang brings the resources from miner supply to mining “farm” hosting to execute the Company’s bitcoin mining business plan. The Company believes that the expertise Mr. Erke Huang has will support our planned operations and goals set for the bitcoin mining business.

Due to the wide adoption of blockchain technology and bitcoin in the world, bitcoin is called the “digital gold” and mining bitcoin is the production of bitcoin. All the miners are rewarded by providing network support for the bitcoin blockchain network. The Company has investigated this business since August 2019 and believes that bitcoin mining is profitable and the business model is very clear. In October 2019, the Company decided to enter this business and conducted a concrete business plan. The competitive advantage the Company has is that a discount can be achieved by bulk purchase, and also the Company has sourced stable and cheap electricity supply. Thirdly, an experienced operation team has been built to manage and maintain the daily operations of miners for stable and expectable bitcoin production.

The Company is planning to purchase the most efficient mining computers to conduct the bitcoin mining business. The Company has established the bitcoin mining business unit hiring employees in this field. Mr. Erke Huang joined the Company and started the preparation of the business and operation team. The Company is planning to purchase bitcoin mining computers in December 2019 when funds are available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: December 4, 2019	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

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